Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 27, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Merida Merger Corp. I
Form 8-K filed July 26, 2021
File No. 001-39119

Ladies and Gentlemen:

On behalf of Merida Merger Corp. I (the “Company”), we respond as follows to the Staff’s comment letter, dated July 27, 2021, relating to the above-captioned Current Report on Form 8-K.

Form 8-K filed July 26,2021

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or

Completed Interim Review, page 1

1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3).

We have revised the disclosure in the Current Report on Form 8-K as requested to indicate that the matters referred to in the Current Report were discussed with the Company’s independent accountant.

* * * * *

Thank you for your attention to these matters. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant